Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration Nos. 333-148248 and 333-162531
May 20, 2010
Export Development Canada / Exportation et développement Canada (“EDC”)

U.S. $1,000,000,000 2.250% United States Dollar Bonds due 2015
Final Term Sheet

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	2.25% United States Dollar Bonds due May 28, 2015

Ratings:	AAA/Aaa/AAA (S&P, Moody’s, DBRS)

Format:	SEC Registered

Size:	$1,000,000,000

Trade Date:	May 20, 2010

Settlement Date:	May 28, 2010 (T+6)

Maturity Date:	May 28, 2015

Callable:	No, unless any change in the laws or regulations of Canada that would require the payment by EDC of additional amounts on the bonds

Interest Payment Dates:	May 28 and November 28

First Interest Payment Date:	November 28, 2010

Benchmark Treasury:	UST 2.50% due April 30, 2015

Benchmark Treasury Yield:	1.965%

Spread to Benchmark Treasury:	+32.6bps

Spread to Mid-Swaps:	+2bps

Yield to Maturity:	2.291%

Coupon:	2.250%

Price:	99.807%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Luxembourg Euro MTF Market

Status:
The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada

Governing Law:	Province of Ontario / Canada

Business Days:	New York, London, Toronto

Representatives:	Banc of America Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
The Toronto-Dominion Bank

Co-managers:	Barclays Bank PLC
BNP Paribas Securities Corp.
CIBC World Markets Corp.
Credit Suisse Securities (Europe) Limited
HSBC Securities (USA) Inc.
Mizuho International plc
Morgan Stanley & Co. International plc
RBC Capital Markets Corporation
RBS Securities Inc.
Scotia Capital (USA) Inc.

Billing and Delivering:	Citigroup Global Markets Inc.

CUSIP:	30216B CD2

ISIN:	US30216BCD29

Reference Document:	Prospectus Supplement subject to completion, dated May 20, 2010; Prospectus dated December 17, 2009
http://www.sec.gov./Archives/edgar/data/276328/000095012310051432/m61662e424b2.htm

Legends:
If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of bonds in any member state of the EEA which has implemented the Prospective Directive (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 for Banc of America Securities LLC, 1-877-858-5407 for Citigroup Global Markets Inc., 1-800-503-4611 for Deutsche Bank Securities Inc., and 1-800-263-5292 for The Toronto-Dominion Bank.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.